LightJump Acquisition Corporation

2735 Sand Hill Road, Suite 110

Menlo Park, CA 94025

June 21, 2022

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Benjamin Holt (202-551-6614) or James Lopez (202-551-3536)

RE:	LightJump Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed June 8, 2022

File No. 001-39869

Dear Mr. Holt:

Lightjump Acquisition Corporation (the “Company”) confirms receipt of the letter dated June 17, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Preliminary Proxy Statement on Schedule 14A filed June 8, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.

Division of Corporation Finance

June 21, 2022

RESPONSE: In response to the Staff’s comment, the Company’s sponsor is not a non-U.S. person, and is not controlled by, and does not have substantial ties with, a non-U.S. person. The Company has also made this clear in the proxy statement.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Very truly yours,

/s/ Robert M. Bennett
Robert M. Bennett, Chief Executive Officer

cc:	Matthew Ogurick, Esq.